UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 14, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release   **FIRST URANIUM SHAREHOLDERS, NOTE-HOLDERS AND DEBENTURE-HOLDERS APPROVE SALE OF MINE WASTE SOLUTIONS TO ANGLOGOLD ASHANTI**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

FIRST URANIUM SHAREHOLDERS, NOTE-HOLDERS AND DEBENTURE-HOLDERS APPROVE SALE OF MINE WASTE SOLUTIONS TO ANGLOGOLD ASHANTI

Further to the announcement on 2 March 2012 relating to the proposed acquisition by AngloGold Ashanti of First Uranium (Pty) Ltd (South Africa) ("FUSA"), a wholly owned subsidiary of First Uranium Corporation ("FIUC") and the owner of Mine Waste Solutions ("MWS") for a cash consideration of US$335 million (the "transaction"), AngloGold Ashanti welcomes the decision taken today by FIUC shareholders and debt holders to approve the transaction. Implementation of the transaction is expected to occur before the end of the month subject to the remaining conditions precedent being fulfilled. The transaction will be funded from AngloGold Ashanti's existing cash reserves and debt facilities.

"*This acquisition provides us with valuable gold and uranium production*," AngloGold Ashanti Chief Executive Officer Mark Cutifani said. "*The deal makes sense in that it offers significant synergies, facilitates long-term rehabilitation of this area and secures long-term employment opportunities in South Africa*."

MWS is a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities. AngloGold Ashanti holds a 19.8% equity interest in FIUC.

Johannesburg
14 June 2012

Sponsor and financial adviser: UBS
Legal Advisers: Edward Nathan Sonnenbergs
Legal Advisers as to Canadian Law: Fasken Martineau DuMoulin LLP

ENDS

__Contacts__

	Tel:			E-mail:
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Sabrina Brockman (Investors)	+1 (212) 836-4303			SBrockman@AngloGoldAshantiNA.com
Chris Nthite (Media)	+27 (0) 11 637 6388	/	+27 (0) 83 301 2481	cnthite@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 14, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary